[LOGO]
                          EMusic.com Inc.
                          1991 Broadway, 2nd Floor
                          Redwood City, California 94063
                          Phone: (650) 216-0200
                          Fax: (650) 556-1610
                          Web: http://www.emusic.com

                                                                 April 20, 2001
To EMusic Stockholders:

   We are pleased to inform you that on April 6, 2001, EMusic.com entered into a merger agreement with Universal Music Group, Inc. ("Universal") pursuant to which Universal's wholly-owned subsidiary has today commenced a cash tender offer to purchase all of the outstanding EMusic shares for $0.57 per share in cash.

   The tender offer is conditioned on the minimum tender of a majority of EMusic's shares (on a fully diluted basis) as well as other conditions described in the offering materials enclosed with this letter. Those materials also describe Universal's commitment to complete its acquisition of EMusic, once the tender offer is successfully consummated, through a merger in which all EMusic's shares not purchased in the tender offer will be converted into the same net price as is paid in the tender offer.

   Current and former directors and executive officers of EMusic have individually agreed to tender their EMusic shares. These shares, in total, represent approximately 17% of the outstanding shares of EMusic.

   Your Board of Directors has unanimously determined that the terms of Universal's tender offer and the related merger are fair to, and in the best interests of, EMusic's stockholders and unanimously recommends that you accept the Universal offer by tendering all of your EMusic shares before the offer expires on May 17, 2001.

   Enclosed with this letter is a Schedule 14D-9 containing the EMusic Board's recommendation and explaining the reasons behind it, as well as the background to the transaction and other important information. Included as Annex B to our
Schedule 14D-9 is the written opinion, dated April 6, 2001, of Allen & Company Incorporated, EMusic's financial advisor, to the effect that, as of that date and based on and subject to the matters stated in such opinion, the $0.57 per share cash consideration to be received by EMusic's stockholders was fair, from a financial point of view, to EMusic's stockholders.

   Also enclosed with this letter are Universal's Offer to Purchase, a Letter of Transmittal and other related documents. These documents set forth the terms and conditions of Universal's tender offer.

   Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

           Sincerely,


           /s/ Gene Hoffman
           Gene Hoffman, Jr.                     /s/ Robert Kohn
           President and Chief Executive Officer Robert H. Kohn
                                                 Chairman

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                               ----------------

                                EMUSIC.COM INC.
                           (Name of Subject Company)

                               ----------------

                                EMUSIC.COM INC.
                      (Names of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                               ----------------

                               Gene Hoffman, Jr.
                     President and Chief Executive Officer
                                EMusic.com Inc.
                           1991 Broadway, 2nd Floor
                        Redwood City, California 94063
                                (650) 216-0200
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:

                              Henry Lesser, Esq.
                               Andrew Zeif, Esq.
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                  Palo Alto, California 94301 (650) 833-2000

[_]Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

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

Item 1. Subject Company Information.

   The name of the subject company is EMusic.com Inc., a Delaware corporation ("EMusic" or the "Company"). The address of the principal executive office of EMusic is 1991 Broadway, 2nd Floor, Redwood City, California 94063, and its telephone number is (650) 216-0200.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $.001 per share (the "Shares"). As of April 6, 2001 there were 43,202,110 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   The filing person of this Statement is the subject company, EMusic. The business address and telephone number of EMusic are as set forth in Item 1 above.

   This Statement relates to the tender offer (the "Offer") by Universal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Universal Music Group, Inc., a California corporation ("Universal"), to purchase all outstanding Shares at a purchase price of $0.57 per Share, net to the seller in cash, without interest thereon (the "Offer Price"). The Offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated April 20, 2001 (the "Schedule TO"), which was filed with the Securities and Exchange Commission (the "SEC") on April 20, 2001.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 6, 2001 (the "Merger Agreement") by and among Universal, Purchaser and EMusic. The Merger Agreement provides that, among other things, as soon as practicable following consummation of the Offer and satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will merge with and into EMusic (the "Merger") with EMusic continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the treasury of EMusic or owned by any subsidiary of EMusic or by Universal, or by Purchaser or any other wholly-owned subsidiary of Universal, or by stockholders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, without interest, which will be the same as the Offer Price. The Merger Agreement was filed with the SEC on April 10, 2001 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety.

   Concurrently with the execution of the Merger Agreement and as a condition to Purchaser's and Universal's willingness to enter into the Merger Agreement, Universal and the Purchaser entered into a Stockholders Agreement (the "Stockholders Agreement") with each of certain of the current directors and current and former executive officers of the Company (each a "Signatory Stockholder") under which each Signatory Stockholder has, among other things, subject to the conditions set forth therein, agreed to tender all of such Signatory Stockholder's Shares in the Offer, granted Universal an option to purchase all of the Shares owned by such Signatory Stockholder (to the extent they are not so tendered) at the Offer Price (such option being conditioned on Purchaser having accepted for payment, under the Offer, all Shares properly tendered and not withdrawn thereunder) and agreed to vote all Shares beneficially owned by such Stockholder in favor of the Merger and the Merger Agreement and against any competitive takeover proposal. The form of Stockholders Agreement was filed with the SEC on April 10, 2001 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety.

   The Schedule TO states that the principal executive offices of the Purchaser are located at 2220 Colorado Avenue, Santa Monica, California 90404.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   In considering the recommendation of the Company's Board of Directors (the "Board") with respect to the Offer and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain officers and directors of the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation of Recommendation -- Background and Reasons for the Recommendation."

Allocation of Consideration among Executive Officers and Directors

   The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to such individual's Shares or options to purchase Shares. Under the Merger Agreement, upon consummation of the Offer, each option holder who has executed an option cash-out agreement in the form approved by Universal and EMusic (an "Option Cash-Out Agreement") will be entitled to receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price thereof times the number of options held. Except as set forth in the table below, no director or executive officer of the Company is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares held.

                                        Number of   Dollar Amount
                                       In-The-Money      for       Total Cash
          Name             Shares         Options    Options(1)   Consideration
          ----            ---------    ------------ ------------- -------------
Executive Officers:
Gene Hoffman, Jr......... 3,089,000            0             0     $1,760,730
 President and Chief
  Executive Officer
 and Director

Chris Henger.............     1,000      200,000      $ 20,000     $   20,570
 Vice President and
  General Manager of
 RollingStone.com

Emily Rupp...............     1,000      200,000      $ 20,000     $   20,570
 Vice President and Chief
  Financial
 Officer

Steve Grady .............     2,700      554,000      $211,160     $  212,699
 Senior Vice President of
  Marketing

Brett Thomas ............   566,100      200,000      $ 20,000     $  342,677
 Senior Vice President,
  Technology

Directors:
Robert H. Kohn .......... 2,908,000            0             0     $1,657,845
 Chairman of the Board

Tor Braham...............    11,600            0             0     $    6,612

Ralph Peer...............   218,900(2)         0             0     $  124,773

Ed Rosenblatt............         0            0             0     $        0

Howard Tullman...........    47,703            0             0     $   27,190

--------
(1) Amount represents Offer Price less exercise price. Under the Merger Agreement, EMusic will offer to each optionee, including the individuals listed in the table, the opportunity under an Option Cash-Out Agreement to receive, upon consummation of the Offer, in surrender of each individual's in-the-money options (i.e., options, the exercise price of which is less than the Offer Price), whether or not then vested, a cash payment equal to the excess of the Offer Price over the exercise price. The individuals listed in the table have advised EMusic that they intend to accept this offer. All out-of-the money options, if not theretofore exercised, will terminate in accordance with their terms upon consummation of the Offer, if Universal acquires thereunder a majority of the outstanding Shares, but in no event later than the Effective Time.

(2) Includes 208,900 Shares held by peermusic III, Ltd. Mr. Peer disclaims beneficial ownership of those Shares except to the extent of his pecuniary interest therein.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

   No discussions have occurred as of the date hereof between Universal and the Company's executive officers regarding continued employment with the Company or Universal following the consummation of the Offer, except that Gene Hoffman, the Company's President and Chief Executive Officer, has had a preliminary and general discussion with Universal concerning his role in helping to integrate the Company with Universal and whether he might have an interest in a future role with the Company or Universal. No agreement or understanding between Universal and Mr. Hoffman has been reached as of the date hereof as to whether or not he would have any role and, if so, its nature and terms. Additional discussions may occur in the future with Mr. Hoffman and other executive officers of the Company.

   Consummation of the Offer and the Merger will have the effects summarized below on the compensation, incentive plans, agreements and arrangements in which executive officers and directors of the Company are participating.

   The Company has entered into employment agreements with certain of its executive officers. Each of these agreements is described below and is filed as an exhibit hereto and is incorporated by reference herein. If Purchaser does not waive the condition of the Offer that a majority of the Shares (on a fully-diluted basis) are tendered and accepted for payment (the "Minimum Condition") and the Offer is consummated, such consummation will result in an acquisition of the Company under these agreements. If Purchaser waives the Minimum Condition and consummates the Offer, the Merger will result in such an acquisition. Each of these employment agreements provides for acceleration of options or termination of repurchase rights with respect to Shares held by the employee following an acquisition of the Company. Additional information with respect to the treatment of options in the Merger Agreement is contained above under "Allocation of Consideration among Executive Officers and Directors."

   Gene Hoffman, Jr., President and Chief Executive Officer: Under agreements with Mr. Hoffman dated February 1998 and March 1999, upon on any acquisition of EMusic or if his employment is terminated other than for cause the repurchase right in favor of EMusic which applies to 743,400 Shares held by Mr. Hoffman will terminate. In addition, Mr. Hoffman is entitled to severance equal to his base salary payable over a twelve month period (totaling $150,000) in the event his employment is terminated other than for cause.

   Robert H. Kohn, Chairman: Under agreements with Mr. Kohn dated February 1998 and March 1999, upon any acquisition of EMusic the repurchase right in favor of EMusic which applies to 863,676 Shares held by Mr. Kohn will terminate.

   Steve Grady, Senior Vice President, Marketing: Under an agreement with Mr. Grady effective January 2001, upon any acquisition of EMusic the 264,451 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Grady is entitled to six months severance (totaling $70,000) in the event his employment is terminated other than for cause.

   Brett Thomas, Senior Vice President, Technology: Under an agreement with Mr. Thomas effective January 2001, upon any acquisition of EMusic the 453,927 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Thomas is entitled to six months severance (totaling $71,500) in the event his employment is terminated other than for cause.

   Emily Rupp, Vice President and Chief Financial Officer: Under an agreement with Ms. Rupp effective January 2001, upon any acquisition of EMusic the 263,237 unvested stock options held by her will become vested in full. 187,507 of these options are in the money. In addition, Ms. Rupp is entitled to six months severance (totaling $70,000) in the event her employment is terminated other than for cause (12 months (totaling $140,000) in the event such termination occurs within 12 months of an acquisition).

   Chris Henger, Vice President and General Manager of RollingStone.com: Under an agreement with Mr. Henger effective January 2001, upon any acquisition of EMusic the 325,529 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Henger is entitled to six months severance (totaling $70,000) in the event his employment is terminated other than for cause (9 months severance (totaling $105,000) in the event such termination occurs within 12 months of an acquisition).

   In addition, each of Messrs. Henger, Grady and Thomas and Ms. Rupp is entitled to a bonus of $50,000 in the event of an acquisition of the Company less any amount they earn from payments on Company options. Accordingly, each of Messrs. Henger and Thomas and Ms. Rupp will receive an additional $30,000 following consummation of the Offer (if it results in an acquisition of the Company) or the Merger.

Stock Option Plans

   The Company's directors and executive officers have been granted options under the Company's stock option plans. Under such plans, in the event of a "change in control" of EMusic the acquiring or successor corporation may assume or substitute the outstanding options granted under the Company's stock option plan and, if it does not do so, any then-unexercised options terminate. Under the Merger Agreement, upon consummation of the Offer each option holder who has executed an Option Cash-Out Agreement will be entitled to receive an amount of cash equal to the excess (if any) of the Offer Price over the exercise price thereof times the number of options held. Options held by option holders who do not execute an Option Cash-Out Agreement, as well as out-of-the money options, will terminate in accordance with their terms upon consummation of the Offer, if Universal acquires thereunder a majority of the outstanding Shares, but in no event later than the Effective Time to the extent not theretofore exercised. See "Allocation of Consideration among Executive Officers and Directors" above.

Indemnification; Directors and Officers' Insurance

   The Merger Agreement provides that the Surviving Corporation shall assume all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of the Company as provided in the Company's charter, bylaws or in separate agreements between the Company and individual officers and directors, and such rights shall continue in full force and effect in accordance with their respective terms and shall not be amended, repealed or modified so as to materially and adversely effect any indemnified party.

   The Merger Agreement provides that Universal and the Surviving Corporation shall maintain in effect, for not less than six years after the Effective Time, directors' and officers' liability insurance policies equivalent in all material respects to those maintained by or on behalf of the Company and its subsidiaries on the date of the Merger Agreement (and having coverage and containing terms and conditions which in the aggregate are not less advantageous to the persons currently covered by such policies as insureds) with respect to claims arising from any actual or alleged wrongful act or omission occurring prior to the Effective Time for which a claim has not been made against any officer or director of the Company or subsidiary prior to the Effective Time; provided, however, that if the aggregate annual premiums of such insurance at any time during such period exceed 150% of the annual premiums paid by the Company for such insurance coverage on the date of the Merger Agreement, the Surviving Corporation will be obligated to obtain the maximum coverage that will then be available at an annual premium equal to 150% of such rate.

   Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between EMusic or its affiliates and either (i) EMusic, its executive officers, directors or affiliates or (ii) Universal or the Purchaser or any of their respective executive officers, directors or affiliates. For a complete description of the stock ownership of EMusic's executive officers and directors, please see the section entitled "Security Ownership of Certain Beneficial Owners and Management" in Annex A attached hereto.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

  At a special meeting held on April 6, 2001, the Board by unanimous vote of all directors:

  . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

  . determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders; and

  . recommended that the Company's stockholders accept the Offer and tender their Shares thereunder to the Purchaser.

   The Board's recommendation is based in part on the oral opinion (which was subsequently confirmed in writing) delivered by Allen & Company Incorporated ("Allen") to the Board on April 6, 2001, to the effect that, as of such date, and based on and subject to the matters described in the opinion, the price per share of $0.57 to be received pursuant to the Offer and the Merger by Company stockholders was fair, from a financial point of view, to such stockholders on the date thereof. The full text of Allen's written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Allen, is set forth in Annex B to this Statement.

Background of the Recommendation

 Overview of the Company's History through March 2001

   The Company began operations in January 1998 under the name GoodNoise Corporation.

   In May 1998, the Company entered into a reverse merger with Atlantis Ventures and, as a result of such transaction, the Shares began trading on the Over-the-Counter Bulletin Board.

   In June 1998, the Company began selling recordings over the Internet.

   In March 1999, the Company raised approximately $31 million, net of issuance costs, from a private placement of equity securities.

   In June 1999, the Company changed its name to EMusic.com Inc. and the Shares began trading on the Nasdaq Stock Market ("Nasdaq").

   In September 1999, the Company completed a public offering of 5,270,000 Shares at $16 per Share. In October 1999, the Company issued an additional 300,000 Shares in connection with the exercise by the underwriters of their over-allotment option.

   In December 1999, the Company completed an acquisition of Group K, Inc., the owner and operator of Cductive.com.

   For the quarter ended December 31, 1999, the Company reported total revenues of $423,000. For the quarter, the closing price for the Shares ranged from $17.88 to $9.40.

   In February 2000, the Company completed the acquisition of Tunes.com, the owner and operator of RollingStone.com under license from RollingStone LLC, the owner of RollingStone magazine. In the quarter ended March 31, 2000, the Company's total revenues were $2.1 million and the closing price for the Shares ranged from $10.88 to $5.19.

   In June 2000, the Company announced that it was undertaking significant cost-reduction actions, including a reduction of its employee headcount of approximately 20 percent, reductions in marketing spending and other operational savings. For the quarter ended June 30, 2000, the Company reported revenues of $3.8 million, reflecting its first full quarter of results following the acquisition of Tunes.com. During the quarter, the closing price for the Shares ranged from $6.50 to $1.94.

   For the quarter ended December 31, 2000, the Company reported revenues of $4.7 million, including $1.7 million of music revenues and advertising revenues of $3.0 million. Music revenues benefited from a previously announced $3.1 million agreement with Hewlett-Packard Company. Advertising revenues were flat as compared to the prior quarter. During the quarter, the closing price for the Shares ranged from $1.56 to $0.25.

   In January 2001, the Company announced a further corporate restructuring in response to the challenges continuing to confront it. The lack of resolution of the recording industry's litigation challenging Napster's practice of facilitating the free downloading of recorded music over the Internet was continuing to adversely impact the Company's ability to rapidly grow its paid subscription program. In addition, as a result of the continued erosion of the online advertisement market, the Company could not expect to grow its advertising revenues as previously expected. This was particularly a concern given that advertising revenues continued to constitute a majority of the Company's revenues. Finally, given market conditions, it was unlikely that the Company could raise additional financing on favorable terms or at all. The restructuring included a staff reduction of approximately 36%, a further significant reduction in sales and marketing expenses and changes in senior management. The Company also recorded a charge of approximately $173 million for the quarter ended December 31, 2000 that primarily included non-cash impairment charges related to goodwill, intangibles and music content-related assets.

   For the quarter ended March 31, 2001, the Company reported revenues for the quarter of approximately $4.3 million. Music revenues, again benefiting from the agreement with Hewlett-Packard Company, were approximately $2.2 million, up from $1.7 million in the quarter ended December 31, 2000. Advertising revenues declined to approximately $2.0 million, down from $3.0 million for the quarter ended December 31, 2000. Consistent with industry-wide trends, the decline in advertising revenues was well below even the lowered forecasts assumed at the end of the December quarter. This decline was particularly significant given its impact on the cash needed by the Company to continue funding operations as well as the timeframe within which the Company could expect its RollingStone.com operations to become cash flow positive. During the quarter, the closing price for the Shares ranged from $0.72 to $0.22.

 Discussions with Potential Acquirors

   Since launching the first commercial recorded music digital download business in June 1998, the Company has regularly engaged in discussions with other companies involved in the music and entertainment business as well as companies with significant Internet related activities. Such discussions have often involved a wide range of relationships, from licensing or investment transactions to a potential acquisition of the Company.

   From April 2000, although the Company continued to seek investments from strategic partners, based upon responses from potential partners the Company's discussions with potentially interested parties increasingly focused on a potential acquisition transaction. During the period from April 2000 through March 2001, the Company engaged in high-level discussions with 16 companies (additional to Universal, the discussions with which are summarized below), including discussions that resulted in separate exploratory meetings with nine companies and additional discussions that involved other information exchanges with four companies and exploratory approaches to three companies that did not result in discussions. These companies included major media or entertainment companies and other major companies with significant online interactive operations, including other companies principally focused on the online music business.

   In early August 2000, in connection with discussions with one potential acquiror, the Company engaged Allen as a financial advisor to assist in those discussions. Allen participated in many of the other discussions which followed.

   None of the 16 companies referred to above made a formal proposal to acquire the Company. Two of them made preliminary proposals to acquire the Company's RollingStone.com operations (one for $5 million and the other for $6.5 million); each was offered the opportunity to increase its offer but declined to do so. Another informally expressed interest in purchasing EMusic's content library for what it described as an unspecified price that would have to be low. Another indicated that it had no immediate intention of making an acquisition offer but might at a future time consider offering to acquire the Company in exchange for its own publicly-traded shares.

 Discussions with Universal

   In April 2000, Robert H. Kohn, Chairman of the Board of Directors of the Company, Gene Hoffman, Jr., President and Chief Executive Officer of the Company, and James Chapman, then Executive Vice President, Corporate Development of the Company, met with Edgar Bronfman, Jr., the President and Chief Executive Officer of Universal's then ultimate parent, The Seagram Company Ltd. ("Seagram"), to discuss the two companies' businesses and the general terms under which a strategic acquisition or equity investment by Universal could be made.

   On May 5, 2000, Universal and the Company entered into a mutual confidentiality letter agreement.

   During the period from April through August 2000, representatives of the Company had numerous discussions and exchanged various documents with representatives of Universal and its affiliates, including FarmClub.com and eLabs. After review and in light of circumstances surrounding the pending business combination among Seagram, Vivendi S.A. and Canal Plus S.A., strategic discussions ceased.

   In October 2000, in response to a telephone conversation between Mr. Kohn and Mr. Bronfman in which Mr. Bronfman expressed interest in discussing a possible investment in, or acquisition of, the Company, Allen wrote to Mr. Bronfman in order to initiate such discussions. Subsequent to the letter, Allen and Universal worked to organize a meeting and, in preparation for it, Allen provided Universal certain materials regarding the Company.

   In November 2000, representatives of the Company and Allen met with representatives of Universal to update each other on the respective businesses and to discuss the ongoing process of seeking a strategic partner. During the meeting, Company representatives presented an overview of the Company's corporate structure and business operations.

   Over the course of the next three months, numerous discussions between the parties continued about potential business opportunities between the two companies.

   On January 14, 2001 Mr. Kohn and Mr. Bronfman exchanged emails regarding a potential partnership between the two companies. Also in January 2001, various members of Company management met with various representatives of Universal and its affiliates and Universal's legal counsel to discuss the business model, historical financial performance, future direction and operations of the Company's EMusic.com and RollingStone.com operations.

   Over the course of the next six weeks, representatives of the Company and Allen held numerous conversations with representatives of Universal and its affiliates to discuss the terms and timing of a possible strategic acquisition of the Company by Universal.

   In March 2001, Universal's legal counsel reviewed the results of their due diligence investigation with members of Universal's senior management. Universal's legal counsel then recommended a structure for a proposed transaction to acquire the Company and the meeting participants discussed the possible economic terms for an acquisition proposal.

   During the course of a conversation in March 2001 between a representative of Universal and Ed Rosenblatt, a member of the Board, the Universal representative informed Mr. Rosenblatt that Universal had indicated to Allen a potential interest in acquiring the Company. Mr. Rosenblatt, prior to his retirement in 1999, had served as Chairman of Geffen Records, a part of the Universal Music Group that he had helped found, and, in connection with his retirement, had entered into a consulting agreement under which, in consideration of a consulting fee of $500,000 per year, he had agreed that for a five-year period ending in January 2004 he would provide to the Universal Music Group such consulting services as it requested. No substantive discussions regarding Universal's interest in the Company took place on this occasion, no further discussions on that subject took place between Universal and Mr. Rosenblatt prior to the execution of the Merger Agreement on April 6, 2001, and, other than through his participation in meetings of the Board at which Universal's interest was discussed and his vote as a director in favor of approval of the Merger Agreement and the recommendation of the Offer and the Merger, Mr. Rosenblatt played no role in the negotiations. Because Mr. Rosenblatt owns no outstanding Shares or in-the-money options, he believed it was not necessary for him to execute a Stockholders Agreement and he does not anticipate receiving any payments in the Offer or the Merger.

   On March 9, 2001, Universal provided Allen with a verbal indication of its interest in acquiring the Company for a total price (including options and warrants) of $25 million, which would have represented a purchase price of approximately $0.55 per outstanding Share. Universal informed Allen that this proposal assumed that the Company's transaction expenses would not exceed $1 million and that the Company would have on hand at least $8.5 million in cash at closing.

   On March 9 and 10, 2001, the Company's directors had various discussions regarding the Universal proposal and the range of possible responses. Based upon such discussions, Allen was directed to make a $30 million counterproposal to Universal, which would have represented a purchase price of approximately $0.66 per outstanding Share.

   On March 14, 2001, Universal submitted a preliminary letter of intent to the Company wherein, subject to several conditions, Universal proposed to acquire all of the fully diluted outstanding Shares pursuant to a definitive agreement to be negotiated during an exclusivity period between the parties at an aggregate price of $27.5 million, which would have represented a purchase price of approximately $0.60 per outstanding Share.

   On March 16, 2001, representatives of Universal and its outside legal counsel and representatives of the Company and its outside legal discussed the terms of the proposed letter of intent. This discussion focused on the Company's anticipated transaction expenses, which the Company estimated at up to $2 million rather than up to the $1 million maximum contemplated by the proposed letter of intent, and the requirement regarding the minimum cash level for the Company at closing.

   On March 18, 2001, the Board met to discuss the proposed letter of intent. Among other matters, the Board reviewed the Company's financing and acquisition alternatives and the results and status of discussions regarding other potential strategic transactions. After discussion, the Board authorized management to execute the letter of intent on behalf of the Company provided the total purchase price proposed by Universal was consistent with the range previously discussed between the parties.

   On March 19, 2001, Universal and the Company entered into a revised non-binding letter of intent relating to a proposed acquisition. The letter of intent contemplated a total price (including options and warrants) of $27 million, which would have represented a purchase price per outstanding Share of approximately $0.59. The total price was subject to, among other matters, further due diligence by Universal and satisfactory resolution of the minimum cash condition that Universal was requiring. The letter of intent also provided for a period of exclusive negotiation ending on April 8, 2001.

   Thereafter, representatives of the two companies negotiated the terms of a definitive merger agreement and discussed the unresolved issues. The discussions focused, in part, on Universal's insistence on conditioning the transaction on the Company having a minimum amount of cash at closing and the level of cash that the Company believed would be an appropriate minimum without subjecting the transaction to an unacceptable risk of non-consummation. Based on Universal's understanding of the Company's cash projections, at one point in the discussions Universal proposed a total purchase price of $25 million, which Universal viewed as representing a purchase price of $0.55 per Share. The discussions ultimately resulted in the parties agreeing, subject to approval of the Board, that, in consideration for Universal agreeing to a reduced minimum level of required cash at the end of May and June as a basis for Universal declining to close (i.e., $3.5 million at May 31 and $2 million at June 30) and in response to other issues raised as a result of Universal's further due diligence review of the Company, the price per Share would be $0.57. The discussions also focussed on the circumstances under which the Board would be able to consider and respond to a competing acquisition proposal and the size of the fee the Company would have to pay if its Board decided to terminate the transaction in order to accept, or to modify or withdraw its recommendation on the basis of, a superior offer.

   On March 29, 2000, the Board received a presentation from the Company's management and legal counsel regarding the status of negotiations and the Board discussed the open issues under the draft Merger Agreement and the responses thereto that would be acceptable to the Board.

   On April 4, 2001, the Board received an update from management and the Company's legal counsel on the status of the negotiations and authorized management to continue with, and seek to finalize, the negotiations on the basis of a per Share price of $0.57.

   On April 4, 2001, the Company became aware of a just published report that the Company was in negotiations to be acquired by Universal. Accordingly, with Universal's concurrence, on the morning of April 5, 2001, the Company requested Nasdaq to halt trading in the Shares pending an announcement. Shortly thereafter on the same day, the Company issued a press release announcing that it had signed a non-binding letter of intent with an unnamed major publicly-held media company that contemplated the Company being acquired for $0.57 per Share in cash and that the letter of intent provided for an exclusive negotiation period. The press release, which has been filed with the Securities and Exchange Commission as an exhibit to this Statement, also reported on the initiation of Nasdaq proceedings to delist the Shares and on the Company's preliminary financial results for the quarter ended March 31, 2001.

   On April 5, 2001, senior management of Universal received authorization to finalize a definitive merger agreement substantially on the basis of the terms that had previously been negotiated and that were reflected in the latest draft of the Merger Agreement, with such changes as management considered appropriate.

   On April 6, 2001, the Board met with its advisors to review the draft Merger Agreement and to discuss the terms of the Offer and the Merger, as contemplated by the draft Merger Agreement, as well as the draft Stockholders Agreement. Additional changes to the draft Merger Agreement that had resulted from further negotiations were also discussed. It was reported that Universal had approved the draft Merger Agreement. Allen then reviewed its financial analysis of the $0.57 Offer Price and delivered its oral fairness opinion (later confirmed in writing) to the effect that, as of such date and subject to the qualifications, assumptions and limitations stated in the opinion, the Offer Price was fair to the Company's stockholders from a financial point of view.

   In the course of its April 6, 2001 deliberations, the Board was advised that the previous day, following the Company's public announcement of the letter of intent, Mr. Hoffman had received an unsolicited telephone call from the chief executive officer of one of the companies that had previously been approached as a potential acquiror of the Company. This company, which had previously indicated that it had no immediate intention of making an acquisition offer but might at a future time consider offering to acquire the Company in exchange for its own publicly-traded shares, had indicated in this latest call that it might be interested in making an acquisition offer in the range of $0.60 to $0.70 per Share in its stock. The Board was also informed that the chief executive officer of this company had been informed, in response to his unsolicited call, that the Company was not in a position to discuss the matter because of the publicly-announced exclusive negotiation provisions of the letter of intent.

   After discussion, the Board directed that Company representatives immediately contact Universal's representatives, while the Board recessed, to advise them of this unsolicited contact and to inquire as to Universal's position in relation to the exclusive negotiation provisions of the letter of intent. Shortly after receiving this inquiry, Universal's representatives informed the Company's representatives that Universal would terminate discussions with the Company if the Board decided to pursue the other company's possible interest and to defer approval and immediate execution of the Merger Agreement.

   The Board then reconvened and considered Universal's response. The Board noted that there was cause for substantial uncertainty as to whether or not the other company would in fact make any specific acquisition offer; that the other company, which had previously declined to pursue a possible acquisition of the Company, had conducted no due diligence whereas Universal had completed substantial due diligence; that the other company was not pre-approved by RollingStone LLC as a potential owner of EMusic whereas Universal was, which meant that a transaction with the other company would be subject to significantly more risk of delay and non-consummation; that a transaction involving an acquiror's stock, rather than cash, would likely take several months to complete in light of Securities and Exchange Commission registration requirements, during which delay the Company's cash would continue to deplete in the absence of committed bridge financing; that, given current market conditions, the value of many stock transactions had been declining sharply between announcement and completion; and that Universal had indicated it would withdraw its offer if the other company's interest was pursued and the Board deferred approval and immediate execution of the Merger Agreement.

   In light of these considerations and the factors described under "Reasons for the Recommendation," the Board unanimously resolved to approve the Merger Agreement and the transactions contemplated thereby and to recommend the Offer and the Merger.

   On April 6, 2001, the Merger Agreement was finalized and executed.

   On April 9, 2001, prior to the opening of trading on Nasdaq, the execution of the Merger Agreement was announced in a joint press release of the Company and Universal.

Reasons for the Recommendation

   In deciding to approve the Merger Agreement and recommend the Offer, the Board considered the factors listed below, as well as the information set forth under "Background of the Recommendation" above. The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes all material factors considered. The Board did not assign any relative or specific weights to the following factors nor did it specifically characterize any factor as positive or negative, except as described below. In addition, individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board received the advice of its financial advisors and legal counsel.

   The Company's Deteriorating Financial Condition. The Board considered the financial condition and prospects of the Company. This consideration included the fact that the Company had incurred substantial operating losses since inception and was projecting that it would continue to incur substantial operating losses for each quarter in 2001, notwithstanding the reductions in expenses resulting from the Company's prior restructurings. Among other things, the Board noted that in the absence of further expense reduction actions and/or other improvements in the Company's working capital position, the Company's management was projecting that the Company would run out of cash to fund its operating deficit during the fourth calendar quarter of 2001. The Board noted that the on-line advertising market appeared to be continuing to decline unabated at an even faster rate than previously anticipated, which was having a very severe negative impact on the Company's cash requirements. The Board also noted that the Company could not expect material increases in music revenues in the near term as the court actions to date had not yet resulted in ending the free online availability of music through Napster. The Board also noted that, although several major recording companies had recently announced strategic alliances to promote on-line access to their content, based upon the prior and current announcements by such companies it was highly unlikely that such programs would result in significant revenues in the near term. Similarly, because of the limited nature of such programs, there was no immediate prospect that enhanced general interest in downloadable music would result in a significant increase in the Company's subscription or advertising revenue in the near term. These considerations were in addition to the detailed financial information that had been regularly furnished to the members of the Board by the Company's senior management and the general familiarity of the members of the Board with the affairs of the Company.

   Absence of Better Alternatives. The Board reviewed with management and its financial advisors the contacts that had been made with potential acquirors during the preceding approximately 12 months. The Board noted that, although a total of 17 substantial companies with potential strategic interest in an acquisition of the Company had been contacted, only Universal had made an offer to acquire the entire equity interest in the Company (see "Background of the Recommendation" above). The Board concluded that, in the context of the Board's goal of maximizing stockholder value, selling only portions of the Company's assets, as two of the other companies had proposed, was not a realistic alternative to Universal's acquisition of the entire Company. The Board also concluded that the liquidation of the Company was not an acceptable alternative because it would take a substantial number of months to complete and would not, on any realistic basis, realize aggregate net proceeds per Share equal to or greater that $0.57.

   The Board concluded that, in the absence of a transaction that afforded the stockholders the opportunity to sell or exchange their shares for cash at the Offer Price, and taking into account the risk that no other proposal for the acquisition of the Shares would be forthcoming in the foreseeable future, the Company's stockholders were confronted with two disadvantageous alternatives, namely:

  . retaining their Shares and subjecting themselves to the significant risk that their Shares might decline in value, and might conceivably be rendered virtually worthless in the event that the Company continued to use more cash than it generated; or

  . selling their Shares into a market which, in the absence of the pendency of the acquisition proposal, and having regard to the Company's substantial continuing and projected operating losses and the uncertainties that the market was likely to perceive in the extent and timing of the positive effects of the recent enhanced interest in the online music business, might price the Shares at a level below the level at which the Shares were then trading and the price might conceivably fall to substantially below that level if the Company continued to report losses and deplete its cash reserves.

   The Board also took into consideration the fact that Nasdaq has initiated proceedings to delist the Shares on the ground of the Company's failure to meet the Nasdaq minimum $1.00 per Share trading price requirement for continued listing on its National Market System. The Board concluded that there was no assurance that the Company would succeed in demonstrating to Nasdaq that it would return to compliance with those requirements.

   The Board also noted that approximately 100 public and private companies the businesses of which were directly linked to the Internet had closed their doors since October 2000 and that, in the absence of an acquiror or committed substantial funding, there was a serious possibility that the Company might follow suit, resulting in the elimination of equity value. The Board noted that the market value of several other public companies, the businesses of which principally involve online distribution of music or music related information, was substantially below the cash value of such companies whereas, in contrast, the Offer Price represented a substantial premium over the Company's current cash value.

   The Board determined that a transaction with Universal at the Offer Price of $0.57 and on the other terms set forth in the Merger Agreement was a preferable alternative that subjected the Company's stockholders to substantially less risk than would be created by rejecting the proposed Offer and Merger and discontinuing negotiations with Universal.

   Fairness of the Offer Price. The Board took into account the oral opinion of Allen that, as of the date on which the Board agreed to make its recommendation, the Offer Price proposed in the Offer and the Merger was fair, from a financial point of view, to the Company's stockholders. Allen subsequently confirmed this opinion in writing. The full text of Allen's written opinion dated April 6, 2001 which sets forth the assumptions made, matters considered and limitations on the review undertaken by Allen is attached hereto as Annex B and is incorporated by reference. Allen's opinion is directed only to the fairness, from a financial point of view, of the $0.57 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Universal and its affiliates) and is not intended to constitute and does not constitute a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

   The Board noted that it was unlikely that the market price of the Shares would attain the $0.57 per Share level of the Offer Price unless and until the Company began to generate operating profits, which the Company had yet to do and the attainment of which was therefore subject to substantial uncertainty.

   On the basis of this information and Allen's oral opinion, and taking into account the fact that the Offer Price represented a premium of approximately 160% over the closing price of the Shares on Nasdaq on the day preceding the Company's April 5, 2001 press release announcing the letter of intent, approximately 89% over the 30-day average trading price and approximately 31% over the 90-day average trading price, the Board concluded that the Offer Price was fair under all of the relevant circumstances, including the Company's deteriorating financial condition, the negotiated scope of the prohibition on responding to third-party bidders, the lack of preferable alternatives and the likelihood of consummation.

   Scope of Prohibition on Responding to Third-Party Bidders. The Board took into consideration the Merger Agreement provisions that would permit the Company to provide information in response to, and negotiate, any unsolicited bona fide third party offer to acquire the Company provided the Board determined, after consultation with its advisors, that the offer was reasonably likely to result in a higher fully-financed all-cash transaction and that Universal was given notice of such offer and an opportunity to keep the Merger Agreement in effect by matching it. The Board also considered the Merger Agreement provisions that would obligate the Company to pay a termination fee of $1 million plus Universal's documented expenses of up to $200,000 if either EMusic terminated the Merger Agreement to accept a superior third party cash offer or Universal terminated the Merger Agreement by reason of the Board modifying or withdrawing its recommendation of the Offer on the basis of a superior offer.

   The Board concluded that these provisions, while protecting Universal's rights under the Merger Agreement, would not represent a material impediment to any serious potential bidder, particularly since the amount of cash necessary to finance a higher bid would likely be readily available to the kinds of companies that had been approached and that would be considered the most likely potential strategic acquirors of EMusic.

   Likelihood of Consummation. The Board took into consideration the totality of the terms of the Merger Agreement and concluded that they were such as to maximize the likelihood of the consummation of the Offer and the Merger.

   Among other things, the Board took note of the following:

  . The fact that Universal was willing to effect the transaction through the first-step Offer, to be commenced within ten business days and closed as early as twenty business days thereafter, under the terms of which it was willing to accept all validly tendered Shares provided the Minimum Condition was satisfied, followed by the second-step Merger at the same price. As a result of this two-step structure, there was a reasonable possibility that the Company's stockholders could sell their Shares to Universal at the Offer Price earlier than if the transaction were effected as a one-step merger.

  . The fact that directors, executive officers and former executive officers beneficial owning an aggregate of 17% of the outstanding Shares were willing, as individual stockholders, to support the transaction, and increase the likelihood that the Minimum Condition would be satisfied, by committing to Universal, under their Stockholders Agreements, to tender their Shares into the Offer.

  . The fact that the minimum cash condition to Universal's obligation to consummate the Offer had been negotiated to a level that was somewhat lower than the Company's expectations through June 25, 2001 (the outside date after which either party could terminate the Merger Agreement if the Offer had not by then been consummated).

  . The fact that the other conditions to Universal's obligations to consummate the Offer were customary and, in the assessment of the Board, not unduly onerous.

  . The fact that Universal was willing, pursuant to the Merger, to pay the Offer Price for all Shares not purchased pursuant to the Offer and that, if the Offer were consummated, there would be no conditions to Universal's obligation to consummate the Merger other than the absence of a legal prohibition provided the Company had not, prior to the closing of the Offer, breached the Merger Agreement in a manner reasonably likely to have a material adverse effect on the Company.

  . The fact that, to the extent that any of the Company's stockholders chose not to tender their Shares into the Offer or accept the Offer Price pursuant to the Merger but, rather, exercised statutory appraisal rights under Delaware law, such exercise would not impair Universal's obligation to consummate the Merger, provided the Offer was consummated. Accordingly, those of the Company stockholders who believed that the exercise of statutory appraisal rights would yield them a greater per Share amount than the Offer Price would be free to pursue such exercise without adversely affecting the ability of the other Company stockholders to receive the Offer Price for their Shares.

  . The fact that the Merger Agreement expressly precluded Universal from being able to terminate the Merger Agreement solely because the Company's business or financial condition was adversely affected by the announcement or pendency of the transaction or the Company's operations or operating results sustained an adverse change consistent with the adverse change sustained during the preceding 12 months.

   The Board also took into consideration the fact that Universal was willing to agree that all of the rights of the Company under the Merger Agreement, including, without limitation, rights of waiver, enforcement and termination (except termination to accept a superior acquisition proposal), would be delegated exclusively to a committee composed of at least two of the Company's current independent directors and would be exercisable only with the consent, or at the express direction, of those independent directors. In the view of the Board, this provision was significant in ensuring that the fact that Universal's stock ownership in the Company and its control of the Board would not preclude the Company from taking such action as might be appropriate to seek to ensure that Universal's obligations under the Merger Agreement were satisfied and the Company's rights thereunder were enforced. Also see "Board Committee Created by Merger Agreement" in Item 8 below.

Intent to Tender

   To the best of the knowledge of EMusic, after making reasonable inquiry, each of EMusic's executive officers, directors and affiliates currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by such stockholder as of the date hereof.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated August 28, 2000, as amended, the Company has retained Allen as its exclusive financial advisor in connection with an acquisition by, or change-in-control transaction with, Universal. Pursuant to the terms of Allen's engagement, the Company has agreed to pay Allen for its financial advisory services in connection with the Offer and the Merger an aggregate fee equal to a percentage of the total consideration payable in the transaction. Based on the Offer Price, the aggregate fee payable to Allen upon completion of the transaction will be $1.5 million. The Company has also agreed to reimburse Allen for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, incurred in connection with its services, up to a maximum of $50,000 (or higher if approved by the Company) and to indemnify Allen and its officers, agents, employees, affiliates and controlling persons against certain costs, expenses and liabilities arising out of Allen's engagement. In the ordinary course of business, Allen and its affiliates may actively trade the debt and equity securities of the Company and of Universal and its affiliates for their and their affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

   Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in Shares during the past 60 days have been effected by EMusic or, to the best of EMusic's knowledge, by any executive officer, director, affiliate or subsidiary of EMusic.

Item 7. Purposes of the Transaction and Plans or Proposal.

   Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by EMusic which relates to or would result in
(i) a tender offer or other acquisition of the Shares by EMusic, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving EMusic or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by EMusic or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of EMusic. Reference is also made to the information set forth under Section 7 "Effect of the Offer on Market for the Shares, Stock Market Quotation, and Exchange Act Registration" and Section 12 "Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights" in the Offer to Purchase.

   Except as described or referred to in this Statement, there are no transactions, resolutions of the EMusic Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

 Nasdaq Delisting

   Nasdaq has scheduled a hearing on May 18, 2001 for EMusic's appeal against the delisting of the Shares from Nasdaq. If the Shares are delisted and the market price for the Shares remains below $1.00, the Shares may be deemed a penny stock, which would subject the Shares to rules which impose additional sales practices rules on broker-dealers who sell the Company's securities. As a result of the additional obligations, some brokers may not effect transactions in penny stocks, which could adversely affect the liquidity of the Shares.

 Delaware General Corporation Law

   As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL"). In general,
Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) on consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of outstanding shares, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the Board has approved the Merger Agreement and the Stockholders Agreement, as described in Item 4 above, and, therefore, the restrictions of
Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

   Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. However, pursuant to the Merger Agreement, the Company has granted Universal and Purchaser an option to purchase up to that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser, Universal and their affiliates immediately following consummation of the Offer, constitutes one share more than 90% of the Shares then outstanding on a fully diluted basis, for a consideration per share equal to the Offer Price. This option may be exercised only if, after the Offer, Universal and Purchaser beneficially own at least 80% of the Shares outstanding.

 Regulatory Filings

   Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Neither the acquisition of Shares by Purchaser pursuant to the Offer nor the Merger, nor any of the other transactions contemplated by the Merger Agreement and the Stockholders Agreement, is subject to such requirements.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding the inapplicability of the HSR Act thereto, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer and the Merger or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

   While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer and/or the Merger on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

 Board Committee Created by Merger Agreement

   As indicated under "Reasons for the Recommendation" in Item 4 above, the Merger Agreement provides for a committee of independent directors of the Company to be given delegated authority over the administration of the Merger Agreement between the appointment of Universal's delegates to the Board following the consummation of the Offer and the closing of the Merger.

   The Board has designated Tor Braham and Ralph Peer, II as the prospective members of this committee and they have consented to such designation. For information about these individuals, see Item 3 above and Annex A to this Statement.

                                    Exhibits

 (a)(1)  Offer to Purchase dated April 20, 2001 (incorporated by reference to
         Exhibit (a)(1) to the Schedule TO filed by Purchaser and Parent with respect to the Offer on April 20, 2001 ("Schedule TO"))
 (a)(2)  Form of Letter of Transmittal (incorporated by reference to Exhibit
         (a)(2) to Schedule TO)
 (a)(3)  Information Statement Pursuant to Section 14(f) of the Securities
         Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)
 (a)(4)  Opinion of Allen & Company Incorporated dated April 6, 2001
         (incorporated by reference and attached hereto as Annex B)
 (a)(5) Press Release, dated April 18, 2001, announcing Emusic's third quarter financial results.*
 (a)(6) Press Release, dated April 9, 2001, regarding the proposed transaction between Universal Music Group, Inc. and EMusic.com Inc.*
 (a)(7) Press Release, dated April 5, 2001, regarding letter of intent contemplating the transaction provided for in the Merger Agreement.*
 (e)(1)  Agreement and Plan of Merger among Universal Music Group, Inc.,
         Universal Acquisition Corp. and EMusic.com Inc. dated as of April 6,
         2001 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 10, 2001)*
 (e)(2) Form of Stockholders' Agreement, dated as of April 6, 2001, by and among Universal Music Group, Inc. and certain stockholders of EMusic.com Inc. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on April 10, 2001)*
 (e)(3)  Offer Letter dated February 1, 1998 between the Company and Gene
         Hoffman, Jr.
 (e)(4)  Offer Letter dated February 1, 1998 between the Company and Robert H.
         Kohn
 (e)(5)  Form of Stockholders' Agreement dated March 23, 1999 by and among the
         Company, Gene Hoffman, Jr., Robert H. Kohn and the Purchasers of
         Series B Preferred Stock
 (e)(6)  Amended Offer Letter dated January 11, 2000 between the Company and
         Steve Grady
 (e)(7)  Amended Offer Letter dated January 11, 2000 between the Company and
         Emily Rupp
 (e)(8)  Amended Offer Letter dated January 11, 2000 between the Company and
         Brent Thomas
 (e)(9)  Amended Offer Letter dated January 11, 2000 between the Company and
         Chris Henger
 (e)(10) Form of Indemnification Agreement between the Company and each of its officers and directors (incorporated by reference to Exhibit 10.1(a) to the Annual Report on Form 10-K for the fiscal year ended June 30, 1999 filed by the Company with the SEC on September 30, 1999)

--------
* Previously filed on Schedule 14D-9 as a preliminary communication

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EMUSIC.COM INC.

                                                   /s/ Gene Hoffman, Jr.
                                          By: _________________________________
                                                     Gene Hoffman, Jr.
                                               President and Chief Executive
                                                          Officer

                                                                        ANNEX A

                           EMUSIC.COM INC.
                           1991 Broadway, 2nd Floor
                           Redwood City, California 94063
                           Phone: (650) 216-0200
                           Fax: (650) 556-1610
                           Web: http://www.emusic.com

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
            OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about April 20, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share (the "Shares"), of EMusic.com Inc., a Delaware corporation ("EMusic" or the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9, which (including the Exhibits thereto) is incorporated by reference herein. This Information Statement is being provided in connection with the possible appointment of persons designated by Universal Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Universal Music Group, Inc., a California corporation ("Universal"), to at least a majority of the seats on the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated as of April 6, 2001 (the "Merger Agreement"), among Universal, Purchaser and the Company.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

   Pursuant to the Merger Agreement, on April 20, 2001, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). The Offer is scheduled to expire at midnight, New York City time, on May 17, 2001, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company shall become a wholly-owned subsidiary of Universal.

   The information contained in this Information Statement concerning Universal and Purchaser has been furnished to the Company by Universal, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of April 6, 2001, there were 43,202,110 Shares issued and outstanding.

The Company's Board of Directors

   If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors elected or appointed pursuant to this paragraph and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Universal, Purchaser or any of their respective affiliates, bears to the total number of Shares then issued and outstanding. If, and at such times as, requested by Purchaser, the Company will use its best efforts to cause each committee of the Board and the board of directors of each subsidiary of the Company to include persons designated by Purchaser constituting the same percentage of each such committee and the board of each subsidiary of the Company as Purchaser's designees are of the Board. The Company shall, on request of Purchaser, promptly increase the size of the Board as is necessary to enable Purchaser's designees to be elected to the Board and shall cause the Purchaser's designees to be so elected. Notwithstanding the foregoing, if Purchaser's designees are appointed or elected to the Board, until the Effective Time at least two of the members of the Board will be directors who were directors on the date of the Merger Agreement and neither officers of the Company nor designees, stockholders, affiliates or associates of Universal ("Independent Directors"), provided, that if less than two Independent Directors remain, the remaining Independent Director (if any) or, if no Independent Directors remain, the other directors shall designate persons to fill the vacancies who shall be neither officers of the Company or designees, shareholders, affiliates or associates of Universal. Notwithstanding the foregoing, after the time that Purchaser's designees constitute at least a majority of the Board and until the Effective Time, the Board shall delegate to a committee comprised solely of the Independent Directors the sole responsibility for (i) the amendment or termination of the Merger Agreement on behalf of the Company (but excluding a termination pursuant to Section 7.1(c)(ii) of the Merger Agreement), (ii) the waiver of any of the Company's rights or remedies under the Merger Agreement, (iii) the extension of time for the performance of any of the obligations of Universal or the Purchaser under the Merger Agreement, and (iv) the assertion or enforcement of the Company's rights under the Merger Agreement to object to
(a) a failure to consummate the Merger for a failure of the condition set forth in 6.2 of the Merger Agreement or (b) a termination of the Merger Agreement under Section 7.1(d)(iii). See under "Additional Information--Board Committee Created by Merger Agreement" in Item 8 of the Schedule 14D-9 for the identity of the prospective Independent Directors.

   As of the date of this Information Statement, Purchaser has not determined who will be Purchaser's designees (the "Universal Designees"). However, the Universal Designees will be selected from among the persons listed in Schedule I attached hereto, which has been furnished, together with the following information related thereto, by Universal and Purchaser. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Universal and Purchaser have advised the Company that, to their knowledge, none of the persons listed on
Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC") other than with respect to transactions between Universal, Purchaser and the Company that have been described in the Schedule TO or this Information Statement.

   Universal has advised the Company that, to the knowledge of Universal and Purchaser, none of the persons listed on Schedule I is an adverse party to the Company in any material legal proceedings or has a material interest in any such proceedings. Universal has also advised the Company that, to the knowledge of Universal and Purchaser, none of the persons listed in Schedule I has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

   It is expected that the Universal Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer. Assuming the Minimum Condition has been satisfied and Purchaser has purchased under the Offer a majority of the outstanding Shares, which purchase cannot be earlier than midnight, New York City time, on May 17, 2001, upon taking office, the Universal Designees will thereafter constitute at least a majority of the Board.

                       DIRECTORS AND EXECUTIVE OFFICERS

   The Company's executive officers and directors and their ages and positions are as follows:

Name                 Age                       Position(s)
----                 ---                       ----------
Gene Hoffman, Jr....  25 President and Chief Executive Officer
Steve Grady.........  35 Senior Vice President, Marketing
Brett A. Thomas.....  30 Senior Vice President, Technology
Chris Henger........  33 Vice President and General Manager of RollingStone.com
Emily Rupp..........  31 Vice President, Chief Financial Officer
Robert H. Kohn......  44 Chairman
Tor Braham..........  43 Director
Ralph Peer II.......  56 Director
Ed Rosenblatt.......  66 Director
Howard Tullman......  56 Director

   Gene Hoffman, Jr., a co-founder of EMusic, has been President, Chief Executive Officer and a director since January 1998. From November 1996 to December 1997, Mr. Hoffman was Director of Business Development and Director of Interactive Marketing of Pretty Good Privacy. From October 1995 to November 1996, he was founder, director and Executive Vice President of PrivNet, Inc., an Internet privacy software company. From August 1993 to October 1995, Mr. Hoffman was a student at the University of North Carolina, Chapel Hill.

   Steve Grady joined EMusic in June 1998 as Vice President, Corporate Communications and was promoted to Vice President, Marketing in January 1999 and to Senior Vice President, Marketing in October 2000. From July 1997 to May 1998, Mr. Grady was Director, Corporate Communications for Borland, where he was responsible for public relations and investor relations. From July 1996 to July 1997, he was Director, Marketing Communications for Infoseek Corporation. From 1992 to June 1995, he served as Director, Corporate Communications for Borland. Prior to Borland, Mr. Grady served in a variety of corporate communications and marketing positions with Ashton-Tate, TeraData, and Lotus Development. Mr. Grady received a Masters degree in Communications Studies from Emerson College and a Bachelor of Arts degree in Public Communications from Ashland University.

   Brett A. Thomas joined EMusic in April 1998 as Vice President, Technology and was appointed Senior Vice President, Technology in May 2000. From November 1996 to January 1998, Mr. Thomas was Principal Engineer for Pretty Good Privacy, where he was responsible for the design and implementation of PGP 4.5 and 5.0 for Win32, PGP for Unix and its key server software. Previously, Mr. Thomas was a senior engineer for NCR. Prior to NCR, he wrote automated document processing programs for MCI, internal management software for an insurance company, and inventory control systems under contract to IBM. Since 1994, Mr. Thomas has been involved in the Linux software community, maintaining websites operating on Linux platform and making several modifications to the source code of the core of the Linux operating system.

   Chris Henger joined EMusic as Vice President and General Manager of RollingStone.com in February 2000. He served as the Director of Business Development for Tunes.com from April of 1997 until February 2000. From August 1990 to April 1997, Mr. Henger served primarily as a consultant and systems analyst for CCC Information Services, a publicly traded company providing software and services to the insurance claims industry. Mr. Henger holds a B.A. from Indiana University and an M.B.A. from DePaul University.

   Emily Rupp has been Vice President and Chief Financial Officer since January 2001. Ms. Rupp had been Corporate Controller from March 2000 through January 2001. From June 1999 to February 2000 Ms. Rupp was Vice President, Finance and Controller of Tunes.com Inc. and was Controller from September 1998 through June 1999. Prior to joining Tunes.com, Ms. Rupp was an audit manager with PricewaterhouseCoopers LLP, where she spent seven years in the Assurance and Business Advisory Services group. She holds a B.S. in Business from Miami University and is a C.P.A.

Board of Directors

   The members of the Board are divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2002; Class II, whose term was to expire at the annual meeting of stockholders to be held in 2000; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001. The Class I directors are Robert H. Kohn and Tor Braham, the Class II directors are Gene Hoffman, Jr. and Howard Tullman, and the Class III directors are Ralph Peer, II and Ed Rosenblatt. At each annual meeting of stockholders, the successors to directors whose term expires will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in control of the Company. The Board currently consists of six members. The Company's bylaws provide that the authorized number of directors may be changed by resolution of the Board.

   Executive officers are elected by the Board annually. There are no family relationships among any of the Company's directors, officers or key executives.

 Class II Directors whose terms were to expire at the 2000 Annual Meeting of Shareholders, which meeting has not yet been held:

   Gene Hoffman, Jr. (see above for biography)

   Howard A. Tullman became a director in February, 2000. Mr. Tullman served as Chairman of Tunes.com Inc. since February 1999 and as Chief Executive Officer and a director since June 1997. Mr. Tullman also serves as a director of UBID, Inc. and serves as the Chairman of the board of directors of The Cobalt Group, Inc. From June 1993 to January 1998, Mr. Tullman served as Chief Executive Officer of Imagination Pilots, Inc., a developer and producer of interactive CD games and educational software. From 1990 to May 1993, Mr. Tullman served as Chief Executive Officer of Eager Enterprises, Inc., a venture capital firm concentrating in investments in the information and computer industries. Mr. Tullman holds a B.A. and J.D. from Northwestern University.

 Class III directors whose terms expire at the 2001 Annual Meeting of
 Stockholders:

   Ralph Peer, II became a director in June 1998. Mr. Peer is Chairman and Chief Executive Officer of peermusic, a global network of music publishing and production companies. In addition, Mr. Peer is Vice President and Director of the National Music Publishers' Association (U.S.A.) and the Harry Fox Agency. He is a lifetime director and past president of the Country Music Association and a publisher/director of ASCAP. Mr. Peer is also a director of Fox Agency International (Singapore) and a consultant to the board of the Mechanical Copyright Protection Society, U.K. He is a past president and a current director of the International Confederation of Music Publishers and in 1997 was elected "President d' Honneur" of the Confederation.

   Ed Rosenblatt became a director in 1999. From 1994 until his retirement in 1999, Mr. Rosenblatt served as Chairman of Geffen Records. Mr. Rosenblatt helped found Geffen Records in 1980, and served as its President and Chief Operating Officer until 1994. Prior to Geffen Records, Mr. Rosenblatt served as Senior Vice President of sales and promotion for Warner Brothers Records. Mr. Rosenblatt received a degree in Applied Arts from Brooklyn College. Mr. Rosenblatt, in connection with his retirement, entered into a five-year consulting agreement with Universal.

 Class I directors whose terms expire at the 2002 Annual Meeting of
 Stockholders:

   Robert H. Kohn, a co-founder of EMusic, has been Chairman of the Board since January 1998. From October 1996 to December 1997, Mr. Kohn was Vice President, Business Development and General Counsel of Pretty Good Privacy, Inc., a developer and marketer of Internet encryption and security software. From March 1987 to September 1996, he was Senior Vice President of Corporate Affairs, Secretary and General Counsel of Borland International, Inc., a software company. Mr. Kohn also served as chief legal counsel for Ashton-Tate Corporation. Prior to Ashton-Tate, he was an attorney at the Beverly Hills law offices of Rudin & Richman, an entertainment law firm whose clients included Frank Sinatra, Liza Minelli, Cher and Warner Brothers Music. He was also Associate Editor of the Entertainment Law Reporter, for which he continues to serve as a member of the Advisory Board. A member of the California Bar Association, Mr. Kohn co-authored Kohn On Music Licensing, a treatise on music industry law for lawyers, music publishers and songwriters. He graduated from Loyola Law School, Los Angeles and received a Bachelor of Arts degree in Business Administration from California State University at Northridge. Mr. Kohn is also a member of the Board of Directors of GlobalNet International, Inc., a telecommunications company and Borland International and serves as Chairman and CEO of Laugh.com Inc. Mr. Kohn is also an adjunct professor of law at Monterey College of Law, where he teaches corporate law.

   Tor Braham, a Director since May 1999, has been a Managing Director at Credit Suisse First Boston since March 2000. Mr. Braham was Managing Director and Head of the Technology Mergers & Acquisitions Department for Warburg Dillon Read from December 1997 until March 2000. Prior to joining Warburg, Dillon Read, Mr. Braham was a partner at the law firm of Wilson Sonsini Goodrich & Rosati. Mr. Braham received a Bachelor of Science degree in English from Columbia University and a J.D. from the New York University School of Law.

Board Meetings

   During the fiscal year ended June 30, 2000, the board held eleven meetings and took action by unanimous written consent once. No director serving on the Board in fiscal year 2000 attended fewer than 75% of such meetings of the Board and the committees on which he serves except for Mr. Braham who attended six of the eleven meetings.

Board Committees

   The Board has an Audit Committee and a Compensation Committee. The Compensation Committee currently consists of Messrs. Braham, Peer and Rosenblatt. The Compensation Committee reviews and recommends to the Board the compensation and benefits of the Company's executive officers, establishes and reviews general policies relating to the Company's compensation and benefits, and administers the Company's stock plans. During fiscal 2000, the Compensation Committee held six meetings and took action once by written consent.

                           REPORT OF AUDIT COMMITTEE

   The Audit Committee currently consists of Messrs. Braham, Peer and Rosenblatt. The Audit Committee operates under a written charter adopted by the Board (the "Audit Committee Charter," attached hereto as Exhibit A). During the fiscal year ended June 30, 2000, the Audit Committee held two formal meetings. As the Company's current fiscal year will not end until June 30, 2001, the annual audit has not commenced and, therefore, the Audit Committee has neither reviewed nor discussed the fiscal 2001 audited financial statements with management and has not recommended to the Board that the audited financial statements be included in the Company's Annual Report. The Audit Committee has not yet discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards 61. Additionally, the Audit Committee has not received the written disclosures and the letter from the independent accounts required by Independence Standards Board Standard No. 1 and has not discussed with the independent accountants their independence. The members of the Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards.

                                          AUDIT COMMITTEE
                                          Tor Braham, Ralph Peer, II and Ed
                                           Rosenblatt

Director Compensation

   Directors do not receive cash compensation for their services as directors or members of committees of the Board, but are reimbursed for reasonable expenses incurred in attending meetings of the Board. In April 2000, the Board granted each of Messrs. Braham, Rosenblatt and Peer fully-vested, nonqualified stock options to purchase 30,000 Shares at an exercise price of $2.31 per Share. These options are not being assumed by Purchaser pursuant to the Merger Agreement. Accordingly, they will terminate by no later than the Effective Time to the extent theretofore unexercised.

Compensation Committee Interlocks and Insider Participation

   None of the Company's executive officers has served as a member of a compensation committee or board of any other entity which has an executive officer serving as a member of the Board.

                            EXECUTIVE COMPENSATION

Compensation of Executive Officers

   The following table presents information for the fiscal years ended June 30, 2000 and 1999 and for the period from January 8, 1998 (inception) to June 30, 1998 regarding the compensation paid to the Company's Chief Executive Officer and each of its four highest-paid executive officers whole total salary and bonus exceeded $100,000 for the fiscal year ended June 30, 2000.

                          SUMMARY COMPENSATION TABLE

                                                            Long-Term
                                   Annual Compensation     Compensation
                               --------------------------- ------------
                                                            Securities
                                              Other Annual  Underlying    All Other
                          Year  Salary  Bonus Compensation   Options    Consideration
                          ---- -------- ----- ------------ ------------ -------------
Gene Hoffman, Jr........  2000 $129,000  --       --         $    --         --
President and Chief
 Executive Officer        1999 $ 85,000  --       --         $250,000        --
                          1998 $ 28,000  --       --         $    --         --

Robert H. Kohn(1).......  2000 $129,000  --       --         $    --         --
Chairman                  1999 $ 85,000  --       --         $250,000        --
                          1998 $ 23,000  --       --         $    --         --

Joseph H. Howell(1).....  2000 $124,000  --       --         $ 90,000        --
Executive Vice President
 and Chief                1999 $ 98,000  --       --         $ 50,000
 Financial Officer        1998 $    --   --       --         $590,000        --

Peter M. Astiz(2).......  2000 $123,000  --       --         $230,000        --
Acting Chief Operating    1999 $    --   --       --         $100,000        --
 Officer, Executive Vice
 President, Secretary &
 General Counsel

James R. Chapman(3).....  2000 $123,000  --       --         $275,000        --
Executive Vice President  1999 $ 18,000  --       --         $400,000        --
 Corporate Strategy

--------
(1) Mr. Kohn and Mr. Howell ceased to be officers and full-time employees of the Company as of January 2001. Mr. Kohn continues to serve as Chairman of the Board.

(2) Mr. Astiz ceased to be acting Chief Operating Officer as of January 2001. At that time, he agreed to continue to serve transitionally as Executive Vice President and General Counsel on an interim basis.

(3) Mr. Chapman ceased to be a full-time employee of the Company as of March
    2001.

Option Grants During Fiscal 2000

   The following table provides the specified information concerning grants of options to purchase Shares made during the fiscal year ended June 30, 2000, to the persons named in the Summary Compensation Table above. Except as otherwise noted, these options vest over a four year period from the date of grant, with 25% vesting after one year and the remaining vesting 1/48th per month over the remaining three years.

                                                                                          Potential
                                                                                     Realizable Value at
                                                                                       Assumed Annual
                                                                                         Stock Price
                                              % of Total Options Exercise             Appreciation for
                         Number of Securities     Granted to      Price                Option Terms(2)
                              Underlying         Employees in      Per    Expiration -------------------
                           Options Granted      Fiscal 2000(1)    Share      Date       5%        10%
                         -------------------- ------------------ -------- ---------- -------- ----------
Joseph H. Howell........        40,000               0.5%         $2.31    4/20/10   $ 58,000 $  147,000
                                50,000               0.7%         $9.88    1/12/10   $311,000 $  787,000
Peter M. Astiz..........       180,000               2.4%         $2.31    4/20/10   $261,000 $  663,000
                                50,000               0.7%         $9.88    1/12/10   $311,000 $  788,000
James R. Chapman........       200,000               2.6%         $2.31    4/20/10   $291,000 $  736,000
                                75,000               1.0%         $9.88    1/12/10   $466,000 $1,181,000

--------
(1) Based on an aggregate of 7,615,000 Shares subject to options granted in fiscal 2000.

(2) Potential realizable values are net of exercise price but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the Shares appreciates at 5% and 10% over the option term based on the per Share market price at the time of grant, and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent the Company's estimate or projection of the future stock price of the Shares.

Option Exercises in 2000 and Year-End Value

   The following table provides the specified information concerning exercises of options to purchase Shares in the fiscal year ended June 30, 2000, and unexercised options held as of June 30, 2000, by the persons named in the Summary Compensation Table above.

   Aggregate Option Exercises In Last Fiscal Year And Fiscal Year-End Values

                                                                     Value of
                                                                 Unexercised In-
                                         Number of Securities       the-Money
                     Shares             Underlying Unexercised      Options at
                    Acquired   Value     Options at 6/30/2000     6/30/2000 ($)
                       on     Realized  ------------------------ ----------------
       Name         Exercise    ($)       Vested     Unvested    Vested  Unvested
       ----         -------- ---------- ----------- ------------ ------- --------
Gene Hoffman,
 Jr...............      --          --       62,500     187,500      --       --
Robert H. Kohn....      --          --       62,500     187,500      --       --
Joseph H. Howell..  383,000  $2,487,000      47,283     299,717  $78,000 $474,000
Peter M. Astiz....      --          --       36,668     293,332      --  $ 11,000
James R. Chapman..      --          --      163,898     511,102      --  $ 12,000

   The Company has not awarded stock appreciation rights to any of its employees and it does not have any multi-year incentive plans.

Certain Relationships and Related Transactions

   In July 2000, the Company provided a short-term loan of $250,000 to Gene Hoffman, Jr., the Company's President and Chief Executive Officer. The loan bore interest at market rates and was secured by a deed of trust and pledge of shares. The loan was repaid in August 2000.

   In August 2000, the Company provided a short-term loan of $198,000 to Brett Thomas, the Company's Senior Vice President, Technology. The loan was entered at 10% per annum and is payable on the earlier of (i) August 30, 2001, (ii) any Liquidity Event (as defined in the note) or (iii) thirty (30) days after the date of any termination of Mr. Thomas' employment with the Company, excluding any termination of his employment by the Company other than for cause. The purchase of Mr. Thomas' shares as a result of the Offer or the Merger will constitute a Liquidity Event under the note.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

                     REPORT OF THE COMPENSATION COMMITTEE
                           ON EXECUTIVE COMPENSATION

   The Compensation Committee of the Board of Directors is comprised of Messrs. Braham, Peer and Rosenblatt. Each of these individuals is a non-employee member of our Board of Directors. The Compensation Committee is responsible for approving all compensation recommended by the President for our executive officers and also approves all compensation for the President and Chief Executive Officer of EMusic. The goal of the EMusic compensation policy is to attract, retain and reward executive officers who contribute to our success and to motivate these executives to achieve our business objectives. We use salary, stock option grants and bonus compensation to meet these goals.

   Compensation Policies. To date, we have been operating as a development stage business and salaries have been set at substantial discounts to prevailing market rates. EMusic salaries reflect typical salaries for similar positions in comparable companies in EMusic's industry and geographic area. Salaries are generally set to reflect the applicable range for each position and are adjusted for historical and expected contributions of each officer to EMusic. Salaries are reviewed annually based on individual past performance and financial results of EMusic. Adjustments are made, if appropriate, to maintain competitiveness within the industry.

   Compensation Components. The Compensation Committee strongly believes that executive compensation should be based in significant part on EMusic's performance and uses stock option grants and bonus compensation to accomplish this goal. We believe that equity ownership by executive officers provides incentives to build stockholder value and aligns the interests of executive officers with those of the stockholders. The size of an initial option grant to an executive officer is generally determined with reference to comparable companies in EMusic's industry and geographical area, the responsibilities and expected future contributions of the executive officer, as well as recruitment and retention considerations. Additional option grants to an executive officer are generally based on EMusic's and the individual's performance. In fiscal 2000, the Compensation Committee approved stock option grants to three executive officers. See "Option Grants During Fiscal 2000."

   Chief Executive Officer Compensation. The Compensation Committee annually reviews the performance and compensation of Gene Hoffman, Jr., the President and Chief Executive officer of EMusic. During fiscal 2000, Mr. Hoffman's compensation consisted of salary. To date, Mr. Hoffman's cash compensation has been significantly lower as compared with comparable companies within the Company's industry and geographic area. During fiscal 2000, Mr. Hoffman's compensation consisted of a base salary of $129,000. Mr. Hoffman did not receive an option grant in fiscal 2000.

                                          COMPENSATION COMMITTEE
                                          Tor Braham, Ralph Peer, II and Ed
                                           Rosenblatt

                            STOCK PERFORMANCE GRAPH

   Set forth below is a line graph comparing the annual percentage change in the cumulative total return on the Shares with the cumulative total returns of the Nasdaq Composite Index and the AMEX Internet Index for the period commencing on June 30, 1998 and ending June 30, 2000.

                           [STOCK PERFORMANCE GRAPH]

   Comparison of Cumulative Total Return from June 30, 1998 through June 30, 2000(1)

                                                                 June    June
                                                       June 30,   30,     30,
                                                         1998    1999    2000
                                                       -------- ------- -------
   Emusic.com Inc.....................................   $100   $284.48 $ 32.75
   Nasdaq Composite Index.............................   $100   $141.77 $209.32
   AMEX Internet Index................................   $100   $244.36 $387.78

--------
(1) The Stock Performance Graph assumes $100 was invested on June 30, 1998 at the closing sales price of the Shares and each index. No cash dividends have been declared on the Shares. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the ownership of the Shares as of March 31, 2001, including optioned shares, by:

  . each person or entity who is known by the Company to beneficially own more than 5% of our outstanding common stock;

  . each of the Company's directors and the executive officers named in the Summary Compensation Table; and

  .all current executive officers and directors as a group.

   Unless otherwise indicated, the address for each of the named individuals is c/o EMusic.com Inc., 1991 Broadway, 2nd Floor, Redwood City, California 94063. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares held by them.

   Applicable percentage ownership in the table is based on Shares outstanding as of March 31, 2001. Beneficial ownership is determined in accordance with the rules of the SEC. Shares stock subject to options that are presently exercisable or exercisable within sixty (60) days of March 31, 2001, are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding such options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

                                                          Number of
                                                           Shares
                   Beneficial Owner(1)                      Owned   Percent(2)
                   -------------------                    --------- ----------
5% Stockholder
Citiventure 96 Partnership, L.P.......................... 3,333,400    7.72%
 c/o Invesco Private Capital
 1166 Avenue of the Americas, Suite 2700
 New York, NY 10036(3)
Directors and Named Executive Officers
Gene Hoffman, Jr.(4)..................................... 3,208,791    7.41%
Robert H. Kohn(5)........................................ 3,028,291    6.99%
Joseph Howell(6).........................................   510,833    1.18%
Peter Astiz(7)...........................................   349,083       *
James Chapman(8).........................................   475,148    1.09%
Tor Braham(9)............................................    76,600       *
Ralph Peer(10)...........................................   348,900       *
Ed Rosenblatt(11)........................................   130,000       *
Howard Tullman(12).......................................   445,464    1.02%
All directors and current executive officers as a group
 10 persons(13).......................................... 8,527,463    19.0%

--------
  *  Less than 1%

 (1) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options. Calculations of percentages of beneficial ownership assume the exercise by only the respective named shareholders of all options for the purchase of Shares held by such shareholder, which are exercisable within 60 days of March 31, 2001.

 (2) Percentage of beneficial ownership excludes Share issuable upon the exercise of outstanding stock options and warrants except for Shares issuable upon the exercise of options and warrants exercisable within the next 60 days.

 (3) The information set forth in this footnote regarding shares beneficially owned by Citiventure is based on Amendment No. 1 to a Schedule 13D dated November 17, 1999 filed by Citiventure reflecting beneficial ownership as of March 24, 1999. Represents Shares owned by Invesco-related partnerships as follows: 58,300 Shares owned by Chancellor Private Capital Offshore Partners I, C.V.; 624,000 Shares owned by Chancellor Private Capital Offshore Partners II, L.P.; 379,000 Shares owned by Chancellor Private Capital III, L.P.; 1,627,100 Shares owned by Citiventure 96 Partnership, L.P.; and 645,000 Shares owned by Drake & Co. for the account of Citiventure Private Participations II.

 (4) Includes 119,791 Shares issuable upon exercise of outstanding options.

 (5) Includes 119,791 Shares issuable upon exercise of outstanding options.

 (6) Includes 207,833 Shares issuable upon exercise of outstanding options. See footnote (1) to the Summary Compensation Table above.

 (7) Includes 122,083 Shares issuable upon exercise of outstanding options. See footnote (2) to the Summary Compensation Table above.

 (8) Includes 356,948 Shares issuable upon exercise of outstanding options. See footnote (3) to the Summary Compensation Table above.

 (9) Includes 65,000 Shares issuable upon exercise of outstanding options.

(10) Includes 130,000 Shares issuable upon exercise of outstanding options. Includes 208,900 Shares held by peermusic III, Ltd. Mr. Peer disclaims beneficial ownership of the shares held by peermusic III, Ltd. except to the extent of his pecuniary interest therein.

(11) Represents Shares issuable upon exercise of outstanding options.

(12) Includes 397,761 Shares issuable upon exercise of outstanding options.

(13) Includes 1,680,960 Shares issuable for exercise of outstanding options. See footnotes (1), (2) and (3) to the Summary Compensation Table above.

Merger Agreement

   On April, 2001, the Company entered into the Merger Agreement, pursuant to which: (i) Purchaser is making the Offer; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Universal.

Stockholders Agreement with Certain Officers, Directors and other Stockholders

   Concurrently with the execution of the Merger Agreement and as a condition to Purchaser's and Universal's willingness to enter into the Merger Agreement, Universal and the Purchaser entered into a Stockholders Agreement (the "Stockholders Agreement") with each Signatory Stockholder under which each Signatory Stockholder has, among other things, subject to the conditions set forth therein, agreed to tender all of such Signatory Stockholder's Shares in the Offer, granted Universal an option to purchase all of the Shares owned by such Signatory Stockholder (to the extent they are not so tendered) at the Offer Price (such option being conditioned on Purchaser having accepted for payment, under the Offer, all Shares properly tendered and not withdrawn thereunder) and agreed to vote all Shares beneficially owned by such Stockholder in favor of the Merger and the Merger Agreement and against any competitive takeover proposal. The form of Stockholders Agreement was filed with the SEC on April 10, 2001 as an exhibit to the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety. The following table identifies each Signatory Stockholder and the number of his Shares covered by his or her Stockholder Agreement:

                                                                      Number of
                         Signatory Stockholder                         Shares
                         ---------------------                        ---------
   Peter Astiz.......................................................   227,000
   Tor Braham........................................................    11,600
   James R. Chapman..................................................   118,200
   Steve Grady.......................................................     2,700
   Christopher G. Henger.............................................     1,000
   Eugene E. Hoffman, Jr............................................. 3,089,000
   Joseph H. Howell..................................................   303,000
   Robert H. Kohn.................................................... 2,908,500
   Ralph Peer II.....................................................   218,900
   Emily J. Rupp.....................................................     1,000
   Brett A. Thomas...................................................   566,100
   Howard A. Tullman.................................................    47,703

Allocation of Consideration among Executive Officers and Directors

   The table below sets forth information for each director and executive officer of the Company who will be entitled to receive cash payments in connection with the Offer or the Merger with respect to such individual's Shares or options to purchase Shares. Under the Merger Agreement, upon consummation of the Offer, each option holder who executes an Option Cash-Out Agreement will be entitled to receive an amount in cash equal to the excess (if any) of the Offer Price over the exercise price thereof times the number of options held. Except as set forth in the table below, no director or executive officer is entitled to receive any cash compensation in connection with the Offer or the Merger for Shares owned or options to purchase Shares held.

                                        Number of   Dollar Amount
                                       In-The-Money      for       Total Cash
          Name             Shares        Options     Options(1)   Consideration
          ----            ---------    ------------ ------------- -------------
Executive Officers:
Gene Hoffman, Jr......... 3,089,000            0             0     $1,760,730
 President and Chief
  Executive Officer and
  Director
Chris Henger.............     1,000      200,000      $ 20,000     $   20,570
 Vice President and
 General Manager of
  RollingStone.com
Emily Rupp...............     1,000      200,000      $ 20,000     $   20,570
 Vice President and Chief
  Financial Officer
Steve Grady .............     2,700      554,000      $211,160     $  212,699
 Senior Vice President of
  Marketing
Brett Thomas ............   566,100      200,000      $ 20,000     $  342,677
 Senior Vice President,
  Technology
Directors:
Robert H. Kohn .......... 2,908,000            0             0     $1,657,845
 Chairman of the Board
Tor Braham...............    11,600            0             0     $    6,612
Ralph Peer...............   218,900(2)         0             0     $  124,773
Ed Rosenblatt............         0            0             0     $        0
Howard Tullman...........    47,703            0             0     $   27,190

--------
(1) Amount represents Offer Price less exercise price. Under the Merger Agreement, EMusic will offer to each optionee, including the individuals listed in the table, the opportunity under an Option Cash-Out Agreement to receive, upon consummation of the Offer, in surrender of each individual's in-the-money options (i.e., options, the exercise price of which is less than the Offer Price), whether or not then vested, a cash payment equal to the excess of the Offer Price over the exercise price. The individuals listed in the table have advised EMusic that they intend to accept this offer. All out-of-the money options, if not theretofore exercised, will terminate in accordance with their terms upon the consummation of the Offer, if Universal acquires thereunder a majority of the outstanding Shares, but no event later than the Effective Time.

(2) Includes 208,900 Shares held by peermusic III, Ltd. Mr. Peer disclaims beneficial ownership of those Shares except to the extent of his pecuniary interest therein.

Employment Agreements and Severance Arrangements with Executive Officers and Directors

   No discussions have occurred as of the date hereof between Universal and the Company's executive officers regarding continued employment with the Company or Universal following the consummation of the Offer, except that Gene Hoffman, the Company's President and Chief Executive Officer, has had a preliminary and general discussion with Universal concerning his role in helping to integrate the Company with Universal and whether he might have an interest in a future role with the Company or Universal. No agreement or understanding between Universal and Mr. Hoffman has been reached as of the date hereof as to whether or not he would have any role and, if so, its nature and terms. Additional discussions may occur in the future with Mr. Hoffman and other executive officers of the Company.

   Consummation of the Offer and the Merger will have the effects summarized below on the compensation, incentive plans, agreements and arrangements in which executive officers and directors of the Company are participating.

   The Company has entered into employment agreements with certain of its executive officers. Each of these agreements is described below and is filed as an exhibit hereto and is incorporated by reference herein. If the Purchaser does not waive the Minimum Condition and the Offer is consummated, such consummation will result in an acquisition of the Company under these agreements. If Purchaser waives the Minimum Condition and consummates the Offer, the Merger will result in such an acquisition. Each of these employment agreements provides for acceleration of options or termination of repurchase rights with respect to Shares held by the employee following an acquisition of the Company. Additional information with respect to the treatment of options in the Merger Agreement is contained above under "Allocation of Consideration among Executive Officers and Directors."

   Gene Hoffman, Jr., President and Chief Executive Officer: Under agreements with Mr. Hoffman dated February 1998 and March 1999, upon any acquisition of EMusic or if his employment is terminated other than for cause the repurchase right in favor of EMusic which applies to 743,400 Shares held by Mr. Hoffman will terminate. In addition, Mr. Hoffman is entitled to severance equal to his base salary payable over a twelve month period (totaling $150,000) in the event his employment is terminated other than for cause.

   Robert H. Kohn, Chairman: Under agreements with Mr. Kohn dated February 1998 and March 1999, upon any acquisition of EMusic the repurchase right in favor of EMusic which applies to 863,676 Shares held by Mr. Kohn will terminate.

   Steve Grady, Senior Vice President, Marketing: Under an agreement with Mr. Grady effective January 2001, upon any acquisition of EMusic the 264,451 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Grady is entitled to six months severance (totaling $70,000) in the event his employment is terminated other than for cause.

   Brett Thomas, Senior Vice President, Technology: Under an agreement with Mr. Thomas effective January 2001, upon any acquisition of EMusic the 453,927 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Thomas is entitled to six months severance (totaling $71,500) in the event his employment is terminated other than for cause.

   Emily Rupp, Vice President and Chief Financial Officer: Under an agreement with Ms. Rupp effective January 2001, upon any acquisition of EMusic the 263,237 unvested stock options held by her will become vested in full. 187,507 of these options are in the money. In addition, Ms. Rupp is entitled to six months severance (totaling $70,000) in the event her employment is terminated other than for cause (12 months (totaling $140,000) in the event such termination occurs within 12 months of an acquisition).

   Chris Henger, Vice President and General Manager of RollingStone.com: Under an agreement with Mr. Henger effective January 2001, upon any acquisition of EMusic the 325,529 unvested stock options held by him will become vested in full. 187,507 of these options are in the money. In addition, Mr. Henger is entitled to six months severance (totaling $70,000) in the event his employment is terminated other than for cause (9 months severance (totaling $105,000) in the event such termination occurs within 12 months of an acquisition).

   In addition, each of Messrs. Henger, Grady and Thomas and Ms. Rupp is entitled to a bonus of $50,000 in the event of an acquisition of the Company less any amount they earn from payments on Company options. Accordingly, each of Messrs. Henger and Thomas and Ms. Rupp will receive an additional $30,000 following consummation of the Offer (if it results in an acquisition of the Company) or the Merger.

Stock Option Plans

   The Company's directors and executive officers have been granted options under the Company's stock option plans. Under such plans, in the event of a "change in control" of EMusic the acquiring or successor corporation may assume or substitute the outstanding options granted under the Company's stock option plan and, if it does not do so, any then-unexercised options terminate. Under the Merger Agreement, upon consummation of the Offer each option holder who has executed an Option Cash-Out Agreement will be entitled to receive an amount of cash equal to the excess (if any) of the Offer Price over the exercise price thereof times the number of options held. Options held by option holders who do not execute an Option Cash-Out Agreement, as well as out-of-the-money options, will terminate in accordance with their terms upon consummation of the Offer, if Universal acquires thereunder a majority of the outstanding Shares, but in no event later than the Effective Time to the extent not theretofore exercised. See "Allocation of Consideration among Executive Officers and Directors" above.

                                                                      EXHIBIT A

                                EMUSIC.COM INC.

                     CHARTER OF THE AUDIT COMMITTEE OF THE

                              BOARD OF DIRECTORS

I. STATEMENT OF POLICY

   This Charter specifies the scope of the responsibilities of the Audit Committee of the Board of Directors of EMusic.com Inc. (the "Company"), and how the Committee carries out those responsibilities, including the structure, processes, and membership requirements. The primary function of the Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing and reporting to the Board upon (i) the financial reports and other financial information provided by the Company to any governmental body or to the public, (ii) the Company's systems of internal and external controls regarding finance, accounting, legal compliance and ethics that management and the Board have established and (iii) the Company's auditing, accounting and financial reporting processes in general. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's financial policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

  . Serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems.

  . Review and appraise the audit efforts and independence of the Company's auditors.

  . Provide an open avenue of communication among the independent auditors, financial and senior management, and the Board.

   The Committee will primarily fulfill these responsibilities, and others as may be prescribed by the Board from time to time, by carrying out the activities enumerated in Section IV of this Charter.

II. ORGANIZATION AND MEMBERSHIP REQUIREMENTS

   The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. A member of the Committee shall be considered independent if, among other things, such Director:

  . is not an employee of the Company or its affiliates and has not been employed by the Company or its affiliates within the past three years;

  . is not a member of the immediate family of an executive officer of the Company or its affiliates who currently serves in that role or did so during the past three years;

  . has not accepted more than $60,000 in compensation from the Company during the previous fiscal year (excluding compensation and the related benefits for Board service, retirement plan benefits or non-discretionary compensation);

  . has not been a partner, controlling shareholder or an executive officer of any for-profit business to which the Company made, or from which it received, payments (other than those which arise solely from investments in the Company's securities) that exceed 5% of the Company's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; and

  . is not an executive of another entity on whose Compensation Committee any of the Company's current executives serves.

   All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. In addition, at least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background resulting in the individual's financial sophistication, including being or having been a chief executive, chief financial, or other senior officer with financial oversight responsibilities.

   The members of the Committee shall be elected by the Board and shall serve until their successors shall be duly elected and qualified. Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership.

III. MEETINGS

   The Committee shall meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee should meet with the independent auditors and management on a quarterly basis to review the Company's financial statements consistent with Section IV.A.5. below.

IV. PROCESSES

   To fulfill its responsibilities and duties the Committee shall:

     A. Documents/Reports to Review

       1. Review and reassess the Charter's adequacy periodically, as conditions dictate.

       2. Review the organization's annual audited financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

       3. Review the regular Management Letter to management prepared by the independent auditors and management's response.

       4. Review related party transactions for potential conflicts of interests.

       5. Review the interim financial statements with financial management and the independent auditors prior to the filing of the Company's Form 10-Ks and Form 10-Qs. These meetings should include a discussion of the independent auditors, judgment of the quality of the Company's accounting and any uncorrected misstatements as a result of the auditors quarterly review.

       6. Maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will also record its summaries of recommendations to the Board in written form that will be incorporated as part of the minutes of the Board meeting at which those recommendations are presented.

     B. Independent Auditors

       1. Recommend to the Board the selection of the independent auditors, considering independence and effectiveness.

       2. Obtain from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, and discussing with the auditor any disclosed relationships or services that may impact auditor objectivity and independence (consistent with Independence Standards Board Standard No. 1).

       3. Take, or recommend that the Board take, appropriate action to oversee the independence of the outside auditor.

       4. Review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

       5. Periodically consult with the independent auditors out of the presence of management about internal controls and the fullness and accuracy of the Company's financial statements.

     C. Financial Reporting Processes

       1. In consultation with the independent auditors, review the integrity of the Company's financial reporting processes, both internal and external.

       2. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

       3. Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

     D. Process Improvement

       1. Review with management and the independent auditors any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

       2. Review with management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

       3. Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

       4. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

       5. Provide oversight and review the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments.

     E. Ethical and Legal Compliance

       1. Review whether management has set an appropriate corporate "tone" for quality financial reporting, sound business practices and ethical behavior.

       2. Review whether management has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

       3. Review management's monitoring of compliance with the Foreign Corrupt Practices Act.

       4. Review, with the Company's counsel, legal compliance matters including corporate securities trading policies.

       5. Review, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

       6. Perform any other activities consistent with this Charter, the Company's Bylaws and governing law, as the Committee or the Board deems necessary or appropriate.

       7. If necessary, initiate special investigations, and if appropriate, hire special counsel or experts to assist the Committee.

                                  SCHEDULE I

   As of the date of this Information Statement, Universal has not determined who will be the Universal Designees. However, the Universal Designees will be selected from the following list of directors and officers of Universal or its affiliates. The information contained herein concerning Universal and its directors and executive officers and those of its affiliates has been furnished by Universal and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

   The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. To the knowledge of Universal and Purchaser, none of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. To the knowledge of Universal and Purchaser, during the last five years none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Universal (which is to the best of Universal's knowledge), beneficially owns any securities (or any to acquire securities) of the Company. The Company has been advised by Universal that, to the knowledge of Universal and Purchaser, none of the potential Universal Designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

                             UNIVERSAL'S DESIGNEES

   The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of the potential Universal Designees. Unless otherwise indicated, the current business address of each person is 2220 Colorado Avenue, Santa Monica, California 90404. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Universal.

   Designees include:

                                       Present Principal Occupation or
                                       Employment;
                                       Material Positions Held During the Past
 Name and Business Address         Age Five Years
 --------------------------------- --- ----------------------------------------
 Doug P. Morris...................  62 Director, Chairman and Chief Executive
                                       Officer from 1996 to the
  1755 Broadway, 6th Floor             present. Director, Chairman and CEO of
                                       MCA Records, Inc., 100
  New York, New York 10019             Universal City Plaza, Universal City,
                                       California 91608, from 1996 to 1999.

 Zachary I. Horowitz..............  47 Director, President and Chief Operating
                                       Officer from 1999 to the present.
                                       Director and President from 1996 to
                                       1999. Officer of MCA Records, Inc., 100
                                       Universal City Plaza, Universal City,
                                       California 91608, from 1983 to 1999.

 Vincent Grimond..................  45 Senior Executive Vice President from
                                       2000 to the present. Senior
  100 Universal City Plaza             Executive Vice President, Operations and
                                       Finance of Universal
  Universal City, California 91608     Studios, Inc., 100 Universal City Plaza,
                                       Universal City, California 91608, from
                                       2000 to the present. Chairman and CEO of
                                       STUDIOCANAL, 85-89 Quai Andre Citroen,
                                       75015 Paris la Defense, France, from
                                       April 2000 to December 2000. Managing
                                       Director of Canal+, 85-89 Quai Andre
                                       Citroen, 75015 Paris la Defense, France,
                                       from February 1996 to April 2000. Mr.
                                       Grimond is a citizen of France.

                                       Present Principal Occupation or
                                       Employment;
                                       Material Positions Held During the Past
 Name and Business Address         Age Five Years
 --------------------------------- --- ----------------------------------------

 Norman Epstein...................  50 Executive Vice President from 1996 to the present. Officer of MCA Records,
                                       Inc., 100 Universal City Plaza,
                                       Universal City, California 91608, from
                                       1990 to 1999.

 Marinus N. Henny.................  50 Executive Vice President and Chief
                                       Financial Officer from 2000 to
  1755 Broadway, 4th Floor             the present. Executive Vice President
                                       and Chief Financial Officer of
  New York, New York 10019             Sony Corporation of America, 55 Madison
                                       Avenue, New York, New York 10022, from
                                       1996 to 2000. Officer of Sony
                                       Corporation of America from 1988 to
                                       1996.

 Lawrence Kenswil.................  50 Executive Vice President from 1996 to the present. President of Universal
                                       Music Group eLabs, 2220 Colorado Avenue,
                                       Santa Monica, California 90404, from
                                       1999 to the present. Officer of MCA
                                       Records, Inc., 100 Universal City Plaza,
                                       Universal City, California 91608, from
                                       1989 to 1999.

 Daniel C. McGill.................  57 Executive Vice President from 1996 to the present. Officer of MCA Records,
                                       Inc., 100 Universal City Plaza,
                                       Universal City, California 91608, from
                                       1978 to 1999.

 Michael Ostroff..................  46 Executive Vice President, Business and
                                       Legal Affairs, from 1999 to the present.
                                       Officer from 1996 to 1999. Officer of
                                       MCA Records, Inc., 100 Universal City
                                       Plaza, Universal City, California 91608,
                                       from 1992 to 1999.

 Karen Randall....................  47 Executive Vice President from 2000 to the present. Director of
  100 Universal City Plaza             Universal Studios, Inc., 100 Universal
                                       City Plaza, Universal City,
  Universal City, California 91608     California 96108, from 1998 to the
                                       present. Executive Vice President and
                                       General Counsel of Universal Studios,
                                       Inc. from 2000 to the present. Officer
                                       of Universal Studios, Inc. and Parent
                                       from 1996 to the present.

 Jonathan Smilansky...............  49 Executive Vice President, Global Human
                                       Resources, from 1996 to
  1755 Broadway, 4th Floor             the present. Senior Vice President,
                                       Global Human Resources &
  New York, New York 10019             Service Quality, Forte-Meridien Hotels &
                                       Resorts, 166 High Holburn, London WC1V
                                       6TT, United Kingdom, from 1995 to 1996.
                                       Mr. Smilansky is a citizen of the United
                                       Kingdom.

                                                                         ANNEX B
Allen & Company
       INCORPORATED

                        711 FIFTH AVENUE . NEW YORK, N.Y. 10022 . (212) 832-8000

                                 April 6, 2001

The Board of Directors
EMusic.com, Inc.
1991 Broadway
Redwood City, California 94063

Members of the Board of Directors:

   We hereby confirm our oral opinion presentation as to the fairness, from a financial point of view, of the Consideration (as defined below) to be paid pursuant to the Proposed Transaction (as defined below) to the stockholders of EMusic.com, Inc. ("EMusic" or the "Company") that we presented to the Board of Directors of the Company (the "Board") at its meeting on the date hereof.

   We understand that Universal Music Group, Inc. (the "Parent"), Universal Acquisition Corp. (the "Purchaser") and the Company have entered into an Agreement and Plan of Merger, dated as of April 6, 2001 (the "Agreement"), pursuant to which (i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for all the outstanding shares of the Company's common stock, par value $0.001 per share (the "Shares"), for $0.57 per share, net to the seller in cash (the "Consideration"), and (ii) the Purchaser will be merged with and into the Company in a merger, pursuant to which stockholders not tendering in the Offer and not exercising their appraisal rights will receive the Consideration (the "Merger") and pursuant to which the Company shall be the successor or surviving corporation. The Offer and the Merger, taken together, are referred to as the "Proposed Transaction." The terms of the Proposed Transaction are set forth in more detail in the Agreement.

   We have been requested by the Board to render our opinion (the "Opinion") with respect to the fairness, from a financial point of view, to the Company's stockholders of the Consideration to be paid pursuant to the Proposed Transaction. We have not been requested to opine as to, and our Opinion does not in any manner address, the Company's underlying business decision to enter into the Agreement or to proceed with or effect the Proposed Transaction.

   We, as part of our investment banking business, are regularly engaged in the valuation of businesses and their securities in connection with tender offers, mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee in connection with services provided in rendering our Opinion pursuant to our engagement agreement with the Company.

   In connection with delivering our Opinion, we have reviewed and analyzed:
(1) the draft Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's annual report on Form 10-K for the fiscal year ended June 30, 2000, and the Company's quarterly reports on Form 10-Q for the quarters ended September 30 and December 31, 2000; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company; and (4) publicly available information regarding the structure of and outlook for the online music industry. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

   We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our Opinion without independent verification, and have further relied upon the assurances of management of EMusic that they are not aware of any facts that would make such information inaccurate or misleading. In arriving at our Opinion, we neither performed nor obtained any evaluations or appraisals of the assets or liabilities of EMusic. In addition to our review and analyses of the specific information set forth above, our opinion herein reflects and gives effect to our assessment of general economic, monetary, market and industry conditions existing as of the date hereof as they may affect the business and prospects of EMusic.

   Our Opinion rendered herein does not constitute a recommendation of the Proposed Transaction over any other alternative transaction which may be available to EMusic. The Opinion contained herein relates to the fairness from a financial point of view of the Consideration to be paid pursuant to the Proposed Transaction to the stockholders of EMusic and does not address any other aspect of the Proposed Transaction or any related transaction and does not constitute a recommendation to any stockholder of EMusic as to whether to accept the Consideration in connection with the Proposed Transaction. It is understood that this letter is for the information of the Board and may not be used for any other purpose without our prior written consent, except that this letter may be included in its entirety in any filing made by EMusic with the Securities and Exchange Commission with respect to the Proposed Transaction

   Based on the foregoing and subject to the qualifications stated herein, we are of the Opinion that, as of the date hereof, the Consideration to be paid pursuant to the Proposed Transaction is fair to the stockholders of the Company from a financial point of view.

                                          Very truly yours,

                                          Allen & Company Incorporated

                                                  /s/ Stanley S. Shuman
                                          By: _________________________________
                                                     Stanley S. Shuman
                                                 Executive Vice President &
                                                     Managing Director


                                                          Allen & Company
                                                           INCORPORATED

                                      B-2